UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:     March 29, 2013

Sumitomo Mitsui Financial Group Announces

Revision of Earnings Forecast of

a Consolidated Subsidiary (Kansai Urban Banking Corporation)

TOKYO, March 29, 2013 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”) hereby announces that Kansai Urban Banking Corporation, a consolidated subsidiary of SMFG, has revised its earnings forecast for the fiscal year ended March 31, 2013, published on November 14, 2012 (see Appendix).

Kansai Urban Banking Corporation

Notice regarding Revision of Earnings Forecast

OSAKA, March 29, 2013 — Kansai Urban Banking Corporation (“KUBC”) hereby announces that it has revised its earnings forecast published on November 14, 2012, taking into consideration the recent trends in its business results, etc., as follows:

1.	Revision of earnings forecast on consolidated basis for fiscal 2012 (from April 1, 2012, to March 31, 2013)

(JPY million, except percentages and per share amounts)

	Ordinary Profit (Loss)	Net Income (Loss)	Net Income (Loss) per Share
Previous forecast (A)	¥10,000	¥5,500	¥5.37
Revised forecast (B)	4,800	(6,800)	(11.35)
Difference (B – A)	(5,200)	(12,300)
Percentage change (%)	(52.0)	-
(Ref.) fiscal 2011	10,500	6,272	6.41

2. Revision of earnings forecast on non-consolidated basis for fiscal 2012 (from April 1, 2012, to March 31, 2013) (JPY million, except percentages and per share amounts)

	Ordinary Profit (Loss)	Net Income (Loss)	Net Income (Loss) per Share
Previous forecast (A)	¥8,000	¥5,000	¥4.69
Revised forecast (B)	2,000	(7,500)	(12.31)
Difference (B – A)	(6,000)	(12,500)
Percentage change (%)	(75.0)	-
(Ref.) fiscal 2011	8,143	5,337	5.14

3.	Reasons for the revision
(i)	Non-consolidated basis

KUBC expects its core banking profit on a non-consolidated basis in fiscal 2012 to be JPY 26.0 billion, as expected in the previous forecast, due mainly to contribution from sales of investment products as well as result of continued efforts to contain expenses.

On the other hand, taking into consideration the forthcoming termination of the “Act concerning Temporary Measures to Facilitate Financing for SMEs, etc. (Finance Facilitation Act)”, while KUBC’s measures in regard to the financing facilitation will not change at all, KUBC has revised the assessment of loans in a more conservative way in order to ensure stable earnings in the future. As a result, the total credit cost is expected to be JPY 23.5 billion, JPY 7.0 billion above the previous forecast, and ordinary profit is expected to be JPY 2.0 billion, JPY 6.0 billion below the previous forecast.

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Also, because the inclusion of the deferred tax asset into the amount of the core capital will be restricted under the new Basel Capital Accord (Basel III) to be introduced from March 2014, KUBC plans to promote the release of deferred tax assets for the purpose of improving the quality of capital. As a result, KUBC expects a net loss of JPY 7.5 billion, JPY 12.5 billion below the previous forecast.

(ii)	Consolidated basis

The ordinary profit for fiscal 2012 is expected to be JPY 4.8 billion, JPY 5.2 billion below the previous forecast, and net income is expected to be a net loss of JPY 6.8 billion, JPY 12.3 billion below the previous forecast. These changes are mainly due to the revision of the earnings forecast on a non-consolidated basis.

Dividend for common shares for fiscal 2012 will be JPY 3.0 per share as year end dividend, as was announced on November 14, 2012.

Also, in order to strengthen the capital base, “Notice regarding Acquisition and Cancellation of Treasury Shares (First Series Class A Preferred Shares and Second Series Class A Preferred Shares) and Issuance of Preferred Shares through Third-Party Allotment,” and “Formulation of Medium-term Business Plan” for the period from fiscal 2013 to fiscal 2015 have been announced separately today.

(Reference 1) Earnings forecast on a non-consolidated basis (for fiscal 2012)

(JPY million, except percentages)

	Previous forecast		Revised forecast	Difference (ii) – (i)
	(i)	Actual Results for the period from April to December	(ii)
Core Banking Profit	26,000	20,177	26,000	-
Ordinary Profit	8,000	9,759	2,000	(6,000)
Net Income	5,000	7,005	(7,500)	(12,500)

Total Credit Cost	(16,500)	(8,417)	(23,500)	(7,000)

Capital Adequacy Ratio	Approximately 9%	9.40%	Approximately 8%

(Reference 2) Earnings forecast on a consolidated basis (for fiscal 2012)

(JPY million, except percentages)

	Previous forecast		Revised forecast	Difference (ii) – (i)
	(i)	Actual Results for the period from April to December	(ii)
Ordinary Profit	¥10,000	12,146	¥4,800	¥(5,200)
Net Income	5,500	7,867	(6,800)	(12,300)

Capital Adequacy Ratio	Approximately 9%	9.43%	Approximately 8%

The forecasts presented in this material are based on the currently available information. Please note that actual business results may vary due to various factors.

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